General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, Colorado  80401

January 27, 2014

VIA EMAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. Ruairi Regan

Re:	General Moly, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed January 13, 2014
File No. 333-192668

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Moly, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:30 p.m., Eastern Standard Time, on Wednesday, January 29, 2014, or as soon thereafter as possible.

In connection with the request for acceleration of effectiveness, the Company acknowledges that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David A. Chaput

David A. Chaput
Chief Financial Officer

cc:	John Reynolds
Brigitte Lippman
R. Scott Roswell
Charles D. Maguire, Jr.
Jennifer A. D’Alessandro